Exhibit 12.1

Exelon Corporation
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
For the Six Months Ended June 30, 2016
Six Months Ended
June 30, 2016
Pre-tax income (loss) from continuing operations after adjustment for income or loss from equity investees, minority interest, capitalized interest and preference security dividend requirements
Income from continuing operations before income taxes and minority interest	725
Plus (income) loss from equity investees	—
Less capitalized interest	(66)

659
Less preference security dividend requirements	(8)
Less minority interest in pre-tax income of subs that have not incurred fixed charges	—

651

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	718
Interest component of rental expense	123
Distributions on mandatorily redeemable preferred securities	—
Preferred stock dividend requirements	8

849

Pre-tax income (loss) from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	1,500

Ratio of earnings to fixed charges	1.8
Ratio of earnings to fixed charges and preferred stock dividends	1.8